Exhibit 99.1

Provident Announces Purchase of Saskatchewan-Based Oilfield Hauling Company

News Release 20-11
July 11, 2011
All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (“Provident”) (TSX-PVE; NYSE-PVX) is pleased to announce that it has reached an agreement to purchase a two-thirds interest in the equity of Three Star Trucking Ltd. (“Three Star”), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers.

“The acquisition of this two-thirds interest in Three Star expands Provident’s logistics footprint in the Bakken-area, one of the most exciting resource plays in North America, and creates a strong partnership with a highly regarded and growing player in the industry” said President and Chief Executive Officer, Doug Haughey.

Three Star is a privately held enterprise based in Alida, Saskatchewan operating in Saskatchewan, Manitoba and North Dakota, providing fee-for-service hauling of crude oil and related oilfield liquids for major Bakken area producers.  Three Star has a new and well maintained fleet of approximately 170 tractors and 160 trailers. In addition to building a strong presence in crude oil hauling, the transaction will also provide Provident the opportunity to further expand its NGL and diluent logistics service businesses.

The transaction is valued at approximately $20 million, comprised of approximately $8 million in cash, 945,000 Provident shares and approximately $4 million of assumed bank debt and working capital.  Provident will retain the option to purchase the remaining minority interest in Three Star after three years from the closing date, anticipated on or before October 1, 2011.  This acquisition will be immediately accretive to both cash flow and earnings on a per share basis.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Brent Heagy Senior Vice President, Finance and Chief Financial Officer Phone (403) 218-6916 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com